UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

03820J 10 0

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 03820J 10 0	13D/A3	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the shares of Common Stock
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Common Stock was held directly by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of the Reporting Person.

Cusip No. 03820J 10 0	13D/A3	Page 3 of 8

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 7, 2014 (as amended by Amendment No.1 filed on February 13, 2015 and Amendment No.2 filed on February 24, 2015 , the “Schedule 13D”, and as amended by this Amendment No.3, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 14193 NW 119th Terrace, Suite 10, Alachua, Florida 32615. This Amendment No.3 is filed to disclose (1) the disposition of all of Common Stock held by the Reporting Person as well as (2) that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(c) From December 30, 2015 to December 19, 2019 S.R. One disposed 1,436,448 shares of Common Stock as follows.

Date of Transaction	Number of shares disposed of	Sale price per share
30-Dec-2015	14,500	$20.50200
31-Dec-2015	5,500	$20.31390
31-Dec-2015	5,501	$20.43250
04-Jan-2016	700	$20.00430
22-May-2019	17,714	$3.84860
24-May-2019	15,000	$3.75530
28-May-2019	82,936	$3.72120
30-May-2019	65	$3.70000
30-May-2019	12,825	$3.70000
31-May-2019	581	$3.75000
03-Jun-2019	15,687	$3.75100
04-Jun-2019	31,283	$3.70490
05-Jun-2019	28,097	$3.70020
06-Jun-2019	2,088	$3.70000
07-Jun-2019	616	$3.70760
10-Jun-2019	5,500	$3.70150
18-Jun-2019	16,940	$3.94050
20-Jun-2019	2,569	$3.90190
21-Jun-2019	3,800	$3.91280
24-Jun-2019	4,011	$3.83850
08-Jul-2019	2,700	$3.82090
09-Jul-2019	30,436	$3.84920
10-Jul-2019	100	$3.80000
11-Jul-2019	100	$3.80000
12-Jul-2019	17,202	$3.81170

Cusip No. 03820J 10 0	13D/A3	Page 4 of 8

Date of Transaction	Number of shares disposed of	Sale price per share
16-Jul-2019	3,000	$3.92070
17-Jul-2019	5,500	$3.90910
18-Jul-2019	13,000	$3.9165
19-Jul-2019	5,300	$3.9727
22-Jul-2019	41,472	$3.9129
23-Jul-2019	50,000	$3.9269
24-Jul-2019	50,000	$4.0267
25-Jul-2019	13,300	$4.1356
26-Jul-2019	2,200	$4.0009
30-Jul-2019	10,600	$3.9542
31-Jul-2019	5,972	$4.0041
13-Aug-2019	300	$3.7100
08-Aug-2019	1,001	$3.9000
07-Aug-2019	111	$3.9450
01-Aug-2019	900	$4.0233
11-Sep-2019	17,082	$3.7482
12-Sep-2019	500	$3.7540
13-Sep-2019	25,000	$3.7602
16-Sep-2019	25,000	$3.7800
19-Sep-2019	2,204	$3.7577
24-Sep-2019	25,000	$3.7575
25-Sep-2019	25,000	$3.7511
27-Sep-2019	156,300	$4.4208
30-Sep-2019	75,000	$4.1066
01-Oct-2019	6,583	$4.1500
02-Oct-2019	4,102	$4.1069
13-Nov-2019	100	$3.0000
22-Nov-2019	12,131	$2.7500
25-Nov-2019	25,000	$2.7538
26-Nov-2019	680	$2.8074
27-Nov-2019	8,691	$2.8003
29-Nov-2019	33,729	$2.7579
02-Dec-2019	16,065	$2.7568
03-Dec-2019	47,294	$2.7565
04-Dec-2019	50,000	$2.9292
05-Dec-2019	50,000	$2.9598
06-Dec-2019	50,000	$2.9394
09-Dec-2019	37,428	$2.8387
10-Dec-2019	1,100	$2.7555
13-Dec-2019	18,193	$2.7508
16-Dec-2019	50,000	$2.8215
18-Dec-2019	39,907	$2.7549
18-Dec-2019	11,813	$2.8007
18-Dec-2019	25,000	$2.8256
19-Dec-2019	78,439	$2.8840

Each disposition listed above was made in an open market transaction through a broker on the Nasdaq Global Market.

(d) No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e) The Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock on September 11, 2019. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

Cusip No. 03820J 10 0	13D/A3	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 03820J 10 0	13D/A3	Page 6 of 8

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Cusip No. 03820J 10 0	13D/A3	Page 7 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship
Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

Cusip No. 03820J 10 0	13D/A3	Page 8 of 8

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British